                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Month Ended             Commission file number
               October 31, 2002                0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X                         Form 40-F
                           -----                                -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                  No  X
                     -----                               -----


     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____ N/A .


                           Total number of pages is 4

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO]           PRESS CONTACTS
                                 FOR NORTH AMERICA:
                                 Robert Thompson, Sand Technology
PRESS RELEASE                    Tel: +(1) 401/862-3538, pr@sand.com

                                 FOR INVESTOR RELATIONS:
                                 de Jong & Associates,
                                 Tel: +(1) 760/943-9065, sndt@dejong.org

                                 FOR EUROPE:
                                 Rupert Warwick or Emma Cohen,
                                 Fox Parrack Hirsch Communications
                                 E: rwarwick@fphcom.com or ecohen@fphcom.com
                                 T:  +44  (0) 207 436 4336

                        SAND UPDATES FISCAL YEAR OUTLOOK

MONTREAL, OCTOBER 9TH, 2002: Sand Technology (NASDAQ: SNDT) announced today that it expects to report revenues for the fiscal year ended July 31, 2002 in the vicinity of 70% of the earlier expectations of approximately Cdn$20 million. Sales for the fiscal year ended July 31, 2001 were Cdn$11 million.

During the fiscal quarter ended July 31, 2002 Sand entered into contracts worth more than Cdn$11 million. However, in accordance with applicable revenue recognition accounting policies, revenues will not be recognized until the Company achieves contractually defined milestones or until customer acceptance has occurred. Accordingly, substantial time may elapse between the date a contract was signed and the date revenue from it will be recorded.

The Company also announced today that it has taken a series of actions during the past months to reduce operating costs and accelerate its path to profitability.

Sand Technology will provide further information and final fourth quarter and 2002 fiscal year results on November 4th, 2002.

ABOUT SAND TECHNOLOGY

Sand Technology helps leading organizations across North America and Europe cope with data overload, by giving them rapid access to the information they need to make the right business decisions. Sand's solutions include CRM analytics, web analytics, and other analytical applications for government and security, healthcare, supply chain management, inventory & production optimization, financial analysis, and strategic planning. Sand Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information on Sand Technology visit www.sand.com
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All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E! and Nucleus Adviser, Sand Analytic Server, and ANALYTICS AT THE SPEED OF BUSINESS are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.

                              SAND TECHNOLOGY INC.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SAND TECHNOLOGY INC.



October 10, 2002                            /s/ Arthur Ritchie
                                            --------------------------------
                                            Arthur Ritchie
                                            Chairman of the Board, President
                                            and Chief Executive Officer